Mail Stop 4561
      November 3, 2005

Mr. Stephen J. Benedetti
Principal Executive and Chief Financial Officer
Dynex Capital, Inc
4551 Cox Rd. Suite 300
Glen Allen, VA 23060-6740

	Re:	Dynex Capital, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for the Quarterly Period Ended March 31, 2005
Form 10-Q for the Quarterly Period Ended June 30, 2005
		File No. 1-09819

Dear Mr. Benedetti:

      We have reviewed your filings and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Non-GAAP Information on Securitized Finance Receivables and Non-
Recourse Securitization Financing

1. Please explain to us in sufficient details how you considered each of the requirements of Item 10(e) of Regulation S-K in preparing your disclosure. Your response should address, but not limited to, the reconciliation requirements as they relate to your presentation of "Principal Balance of Net Investment", "Amortized Cost Basis of Net
Investment", "Fair Value of Net Investment", "Cash flows received in
2004, net" and the cumulative $1.1 million provision for loan losses on loans in which you do not retain the credit risk.

Financial Statements

Report of Independent Registered Public Accounting Firm

2. Please confirm to us that you have a signed audit opinion and that you will include a conforming signature in future filings.

Note 1 Basis of Presentation

3. Please explain to us the purpose of the disclosure in third paragraph that refer to "normal recurring accruals" and "condensed" consolidated financial statements.

Note 13 - Preferred and Common Stock

4. We note that you completed a recapitalization of your preferred stock in 2004. Please reconcile this footnote to your consolidated statements of shareholders` equity, operations and cash flows and explain to us how you accounted for this transaction. Tell us how you applied EITF D-42 and EITF D-53 and any other relevant accounting literature that you used to support your accounting. Also, clarify whether the redemption of the preferred stock is solely at your option.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on Edgar.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
Senior Staff Accountant





Mr. Stephen J. Benedetti
Dynex Capital, Inc.
November 3, 2005
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